SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 1)


                            ICN Pharmaceuticals, Inc.
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                                (Name of Issuer)

               Common Stock, par value $0.01 per share ("Shares")
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                         (Title of Class of Securities)

                                   44 8924 100
             ------------------------------------------------------
                                 (CUSIP Number)

        David L. Cohen                                 David Winters
           Principal                                     President
 Iridian Asset Management LLC                  Franklin Mutual Advisers, LLC
      276 Post Road West                        51 John F. Kennedy Parkway
    Westport, CT 06880-4704                    Short Hills, New Jersey 07078
         203-341-9000                                  973-912-2177


                                 with a copy to:

                            Daniel S. Sternberg, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                  212-225-2000

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  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                              and Communications)

                                 March 22, 2002
           ----------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X] (As to the Iridian Reporting Persons (as defined below) only.)

The information required on this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                       (Continued on the following pages)
                               (Page 1 of 5 Pages)

         This Amendment No. 1 (this "Amendment") amends and supplements the
Schedule 13D filed on March 13, 2002, of the Reporting Persons, with respect to the common stock, par value $0.01 per share (the "Common Stock"), of ICN Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction.

         Item 4 of the Schedule 13D is hereby amended by adding the following:

         On Friday, March 22, 2002, Mutual Shares Fund, a series of Franklin Mutual Series Fund Inc., a Maryland corporation, by FMA its investment adviser, delivered to the Issuer a written notice in accordance with the Issuer's Restated Certificate of Incorporation that it proposes to nominate three persons for election to the Issuer's board of directors at the Issuer's 2002 annual meeting of stockholders.

         Separately, the Reporting Persons have noted that, according to Amendment No. 5 to the Registration Statement on Form S-1 of Ribapharm, Inc., currently a wholly-owned subsidiary of the Issuer ("Ribapharm"), in connection with an initial public offering of its common stock, Ribapharm intends to grant stock options to acquire 7.9 million shares of its common stock (5.3% of the shares to be outstanding following the offering) with a fair market value, according to Ribapharm's filing, of over $53.7 million, to a group of "officers and employees of the Issuer who are not one of [Ribapharm's] directors, officers, employees or consultants." Included in the intended grants are options to acquire five million shares (with a fair market value of $34 million) to Milan Panic, the Issuer's current chairman and chief executive officer, who will have no position as an officer or director of Ribapharm.

         The Reporting Persons believe that the intended grant of options to this group of persons, for services which they have a duty to provide in the course of their employment by the Issuer and for which they are already well-compensated, would be highly unusual and an ill-advised transfer of shareholder wealth. The Reporting Persons further believe that the intended grants are, in any event, excessive in amount and wasteful of corporate assets. The Reporting Persons intend to raise this matter with the directors and management of the Issuer and/or Ribapharm and other interested parties and to urge that these intended option grants not be carried out.

                                   SIGNATURES

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Date: March 25, 2002             IRIDIAN ASSET MANAGEMENT LLC


                                          /s/ David L. Cohen
                                              ----------------------------
                                          By: David L. Cohen
                                          Title: Principal

                                          LC CAPITAL MANAGEMENT, LLC


                                          /s/ David L. Cohen
                                              ----------------------------
                                          By: David L. Cohen
                                          Title: Principal

                                          CL INVESTORS, INC.


                                          /s/ Jeffrey M. Elliott
                                              ----------------------------
                                          By: Jeffrey M. Elliott
                                          Title: President

                                          COLE PARTNERS LLC


                                          /s/ David L. Cohen
                                              ----------------------------
                                          By: David L. Cohen
                                          Title: Principal

                                          IRIDIAN PRIVATE BUSINESS VALUE
                                          EQUITY FUND, L.P.
                                             By: COLE Partners LLC, General
                                                 Partner

                                                 /s/  David L. Cohen
                                                 -------------------------
                                                 By:  David L. Cohen
                                                 Title:  Principal


                                          /s/ David L. Cohen
                                          --------------------------------
                                          David L. Cohen, individually


                                          /s/ Harold J. Levy
                                          --------------------------------
                                          Harold J. Levy, individually

         Date: March 25, 2002             FRANKLIN MUTUAL ADVISERS, LLC


                                          /s/ Bradley Takahashi
                                              ----------------------------
                                          By: Bradley Takahashi
                                          Title: Assistant Vice President